UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

CRAFT BREW ALLIANCE, INC.

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

757473103

(CUSIP Number)

Thomas Larson

Anheuser-Busch Companies, LLC

One Busch Place

St. Louis, MO 63118-1852

Telephone: (314) 577-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757473103

1	NAMES OF REPORTING PERSONS Anheuser-Busch Companies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,069,047*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,069,047*
	10	SHARED DISPOSITIVE POWER -0- * Shares are subject to contractual restrictions on transfer. See Item 4.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,047*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 757473103

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, this Amendment No. 14 amends the Schedule 13D dated August 22, 1995, as previously amended to the date hereof. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D (as previously amended).

Item 1. Security and Issuer.

Item 2. Identity and Background.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purpose of Transaction.

On June 10, 2020, Craft Brew Alliance, Inc., a Washington corporation (“Seller”), Kona Brewery LLC, a Hawaii limited liability company (the “Company”), and PV Brewing Partners, LLC, a Delaware limited liability company (“Buyer”, and together with Seller and the Company, the “Parties”), entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”), pursuant to which, among other things, Buyer agreed to purchase from Seller 100% of the outstanding membership interests of the Company (the “Equity Interests”). The Parties entered into the Purchase Agreement in connection with the previously announced Agreement and Plan of Merger, dated as of November 11, 2019, by and among Seller, Anheuser-Busch Companies, LLC, a Delaware limited liability company (“ABC”), and Barrel Subsidiary, Inc., a Washington corporation and wholly owned subsidiary of ABC (“Merger Sub”), providing for the merger of Merger Sub with and into Seller, with Seller surviving as a wholly owned subsidiary of ABC (the “ABC Merger”).

Subject to the terms and conditions set forth in the Purchase Agreement, at the closing (the “Kona Closing”) of the transactions contemplated by the Purchase Agreement (the “Kona Transaction”), Seller has agreed to sell to Buyer the Equity Interests for an aggregate purchase price of $16 million in cash, of which $5 million will be payable at the Kona Closing and the remaining $11 million to be paid by Buyer upon Seller’s achievement of certain construction and production milestones with respect to the New Brewery (as defined in the Purchase Agreement), with an option for Buyer to defer up to $6 million of such payment for a year following the Kona Closing, subject to the terms and conditions set forth in the Purchase Agreement. Any deferred amounts will be subject to interest. Buyer expects to fund the purchase price with a combination of debt and equity financing.

In connection with the Purchase Agreement, following the Kona Closing, Seller, or an affiliate of Seller, will enter into certain ancillary agreements with Buyer or the Company, including (a) a transition services agreement under which Buyer will receive certain transitional services, (b) an intellectual property license agreement providing for certain licensing arrangements regarding certain Company-related intellectual property related to the “Kona” brand, (c) a brewing and packaging agreement under which Seller and certain of its affiliates will brew, bottle and package certain Company-branded beer products for Buyer on a transitional basis and (d) a distribution agreement under which Anheuser-Busch Sales of Hawaii, Inc., a Delaware corporation and an affiliate of ABC, will provide certain sales, promotion and distribution services to Buyer in the State of Hawaii.

The Purchase Agreement contains certain customary representations, warranties and covenants of Seller regarding the Company, including a covenant to operate the Company in the ordinary course of business consistent with past practice. The Purchase Agreement also contains certain customary representations, warranties and covenants of both Seller and Buyer relating to the Kona Transaction. Closing of the Kona Transaction is conditioned upon, and will not occur in the absence of, completion of the ABC Merger. The Kona Closing will take place upon the later of (a) August 3, 2020 or (b) immediately following, or on the business day of, the closing of the ABC Merger or such later date as required by the Department of Justice (the “DOJ”), in each case, following the satisfaction or waiver of all of the closing conditions to the Kona Transaction (other than conditions that by their nature are to be satisfied at the Kona Closing, but subject to the fulfillment or waiver of those conditions at such time). The Purchase Agreement provides for certain termination rights, including the right of either party to terminate the Purchase Agreement if Seller is notified by the DOJ that (i) Buyer is not an acceptable purchaser of the Company, (ii) the Purchase Agreement is not an acceptable manner of divesting the Company (provided, however, in the case of (ii), only after the Parties have reasonably sought to modify the Purchase Agreement to satisfy DOJ staff, consistent with their obligations under the Purchase Agreement) or (iii) a divestiture is not an acceptable remedy in order to obtain regulatory clearance of the ABC Merger.

The foregoing description of the Purchase Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 2.1 to Seller’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2020 and the terms of which are incorporated herein by reference. The Purchase Agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about Seller or the Company. In particular, the assertions embodied in the representations and warranties contained in the Purchase Agreement are qualified by information in confidential disclosure schedules provided by Seller in connection with the signing of the Purchase Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Purchase Agreement. Moreover, certain representations and warranties in the Purchase Agreement were used for the purpose of allocating risk between Seller and Buyer rather than establishing matters as facts. Accordingly, the representations and warranties in the Purchase Agreement should not be relied upon as characterizations of the actual state of facts about Seller or the Company.

Item 5. Interest in Securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Membership Interest Purchase Agreement, dated June 10, 2020, by and among Craft Brew Alliance, Inc., Kona Brewery LLC and PV Brewing Partners, LLC (incorporated by reference to Exhibit 2.1 to the Craft Brew Alliance, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2020

ANHEUSER-BUSCH COMPANIES, LLC

By:	/s/ Thomas Larson
Name: Thomas Larson
Title: Secretary